Filed by Clever Leaves Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Clever Leaves International Inc.

Schultze Special Purpose Acquisition Corp.

(Commission File No. 001-38760)

Clever Leaves Enters Australian Market with Supply Agreement with Cannatrek

Company to Supply White-Labeled, Semi-finished CBD Products for Commercial Purchase and Distribution Through Australian Physician and Pharmacy Networks

Bogotá, Aug. 10, 2020 (GLOBE NEWSWIRE) – Clever Leaves (the “Company”), a leading multi-national operator (MNO) and licensed producer of pharmaceutical-grade medical cannabinoids, today announced it has entered the Australian market with the arrival of its first white-labeled, semi-finished product shipment to Cannatrek, an Australian seed-to-patient medicinal cannabis producer. The two-year supply agreement includes various CBD oral solution concentrations for distribution through physician and pharmacy networks in Australia. In accordance with all relevant import and export regulations, the initial product shipment was successfully received by Cannatrek last week and is commercially available for purchase.

The supply agreement offers products that are not currently available in Australia and strongly positions both parties in the rapidly growing Australian medical cannabis market. Under the terms of Australian medical cannabis regulation, all products in the agreement comply with Australian Therapeutic Goods (Standard for Medicinal Cannabis) (TGO 93) requirements for manufacturing and testing.

“We are very pleased to expand our global footprint and distribute Clever Leaves cannabis products through physician and pharmacy networks throughout Australia. We look forward to working closely with Cannatrek to increase patient access to medical cannabis solutions by leveraging their retail distribution network and trusted proprietary brands,” said Kyle Detwiler, CEO of Clever Leaves.

Cannatrek CEO, Tommy Huppert, commented, "Clever Leaves’ entry into the emerging Australian medicinal cannabis market via Cannatrek’s distribution network shows not only its commitment to our marketplace, but its confidence in Cannatrek as its Australian distribution partner. The global cannabis industry is maturing rapidly, and we look forward to introducing quality products into Australia via our robust and growing network. We are extremely excited to have forged this relationship with Clever Leaves; it will support our mission to provide unique and affordable medicinal cannabis products to Australian patients to support their healthcare needs."

“Clever Leaves remains focused on becoming an internationally-recognized and trusted source for pharmaceutical grade cannabis products and we continue to seek out partnerships with organizations, such as Cannatrek, with proven track records in the industry. The agreement underscores the burgeoning demand for medical cannabis products in Australia and Clever Leaves’ ability to develop commercial partnerships to reach new markets and expand patient care,” said Andres Fajardo, President of Clever Leaves.

Domestic demand for cannabis products Australia continues to rapidly increase. According to New Frontier Data, by December 2020, the market will support a projected 25,000–30,000 active patients, and based on the current rate of growth, Australian health regulators expect the number of medical cannabis prescriptions to reach at least 70,000.

Clever Leaves continues to partner with businesses around the world to offer EU GMP certified products through its vertically-integrated business platform and supply chain process expertise. For all business inquiries, please visit Clever Leaves’ direct to business sales platform, www.cleverleaves360.com, to set an appointment with a Clever Leaves’ business consultant.

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About Clever Leaves International Inc.

Clever Leaves is a multi-national cannabis company with a mission to operate in compliance with federal and state laws and with an emphasis on ecologically sustainable, large-scale cultivation and pharmaceutical-grade processing as the cornerstones of its global cannabis business. With operations and investments in Canada, Colombia, Germany, Portugal, and the United States, Clever Leaves has created an effective distribution network and global footprint, with a foundation built upon capital efficiency and rapid growth. Clever Leaves aims to be one of the industry’s leading global cannabis companies recognized for its principles, people, and performance while fostering a healthier global community.

On July 27, 2020, Schultze Special Purpose Acquisition Corp. (NASDAQ: SAMA, SAMAW, and SAMAU) (“SAMA”) and Clever Leaves International Inc. (“Clever Leaves” or the “Company”) jointly announced that they have entered into a definitive agreement (the “Business Combination Agreement”), pursuant to which a newly formed holding company, Clever Leaves Holdings Inc., (“Holdco”) will acquire SAMA and Clever Leaves. Holdco is anticipated to become a NASDAQ-listed public company trading under the ticker symbol “CLVR” with an anticipated initial enterprise value of approximately $255 million. The transaction has been unanimously approved by the Boards of Directors of both SAMA and Clever Leaves and is expected to close in the fourth quarter of 2020, subject to regulatory and shareholder approvals, as well as other customary closing conditions. On August 6, 2020, Holdco filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement of SAMA, in connection with its proposed business combination.

About Cannatrek Ltd

Cannatrek is an unlisted public company focused on Australian and international supply of medicinal cannabis with operations in Queensland and Victoria, and distribution of medicinal cannabis products across Australia. Cannatrek is set to redefine the medical cannabis industry in Australia, by converging research, cultivation, green technology and distribution, that will put patients first and create a sustainable domestic enterprise, underpinned by smart global partnerships. Recently, Cannatrek was awarded Major Project Status by the federal Australian Government as a new greenfield development for its scaled 160,000 square metre project in Shepparton, regional Victoria. www.cannatrek.com

Additional Information and Where to Find It

In connection with the proposed business combination between Clever Leaves International Inc. (“Clever Leaves”) and Schultze Special Purpose Acquisition Corp. (“SAMA”) (the “Business Combination”), Clever Leaves Holdings Inc. (“Holdco”) has filed a Registration Statement on Form S-4 (the “Form S-4”) with the SEC which includes a prospectus with respect to Holdco’s securities to be issued in connection with the Business Combination and a proxy statement with respect to SAMA’s stockholder meeting at which SAMA’s stockholders will be asked to vote on the proposed Business Combination. The registration statement has not become effective.  SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about the Business Combination. Following the registration statement having been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of SAMA as of a record date to be established for voting on the Business Combination. SAMA’s stockholders can also obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573; e-mail: sdu@samco.net. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

SAMA, Clever Leaves, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SAMA’s directors and executive officers in SAMA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 10, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA’s stockholders in connection with the Business Combination is set forth in the proxy statement/prospectus contained in the Form S-4 for the Business Combination. Information concerning the interests of SAMA’s and Clever Leaves’ participants in the solicitation, which may, in some cases, be different than those of SAMA’s and Clever Leaves’ equity holders generally, is set forth in the proxy statement/prospectus contained in the Form S-4 relating to the Business Combination.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions). Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that may cause such differences include, without limitation, SAMA’s and Clever Leaves’ inability to complete the transactions contemplated by the Business Combination; matters discovered by the parties as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders; the ability to meet NASDAQ's listing standards following the consummation of the Business Combination; costs related to the Business Combination; expectations with respect to future operating and financial performance and growth, including when Clever Leaves or Holdco will become cash flow positive; the timing of the completion of the Business Combination; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; regulatory requirements and changes thereto; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, the failure to obtain an extension of the business combination deadline if sought by SAMA or the failure to satisfy other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in SAMA’s most recent filings with the SEC and is contained in the Form S-4, including the proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SAMA, Clever Leaves and Holdco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Press contacts:
McKenna Miller
KCSA Strategic Communications
+1347-487-6197
mmiller@kcsa.com

Diana Sigüenza
Strategic Communication Director

+573102368830
Diana.siguenza@cleverleaves.com

Business Contact:

Maria Claudia Heredia

Clever Leaves 360

claudia.heredia@cleverleaves.com